May 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Infinity Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-256096)
Request for Acceleration

Ladies and Gentlemen:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Infinity Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-256096), so that it may become effective at 4:00 p.m. Eastern time on May 21, 2021, or as soon thereafter as practicable.

Very truly yours,

INFINITY PHARMACEUTICALS, INC.

By:	/s/ Seth A. Tasker
Name:	Seth A. Tasker
Title:	Senior Vice President, Chief Business Officer & Secretary